October 10, 2024

Mark McClain
Chief Executive Officer
SailPoint Parent, LP
11120 Four Points Drive, Suite 100
Austin, TX 78726

       Re: SailPoint Parent, LP
           Draft Registration Statement on Form S-1
           Submitted September 12, 2024
           CIK No. 0002030781
Dear Mark McClain:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. We note that you intend to apply to list your shares on an exchange. Please revise the cover page to address whether the offering is contingent upon receiving authorization to list on a certain exchange and to state, if true, that no assurance can be given that your listing application will be approved.
2.     We note that Thoma Bravo will own a majority of the company   s
outstanding
       common stock following the offering. Please provide a cross-reference to the related risk factor disclosure on page 59.
 October 10, 2024
Page 2
Corporate Conversion, page 10

3. Provide pro forma financial information to give effect to the Corporate Conversion pursuant to Rule 11-01(a)(2) of Regulation S-X. Also, it appears the repayment of outstanding borrowings under the Credit Facilities may be a material transaction for which pro forma effect is required to be given pursuant to Rule 11-01(a) of Regulation
       S-X. Regarding your disclosures in the Capitalization table, note pursuant to Rule 11-
       02(a)(12)(ii) that amounts depicted in the filing that are labeled as pro forma should give effect to all material transactions for which pro forma effect is required to be given.
Prospectus Summary
Key Business Metrics, page 18

4.     Here and in your MD&A, please revise these charts to define "YoY
Growth."
Business
Our Market Opportunity, page 30

5. Please disclose the assumptions and limitations of your market opportunity which you estimate to be approximately $55 billion in 2024.
Risk Factors
Our business depends, in part, on sales to the public sector, which are subject to a number of challenges and risks..., page 30

6. You disclose that you derive a portion of your revenue from sales to federal, state, local, and foreign government customers. To the extent material, disclose the portion of your revenue generated by sales to government entities.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Business Model, page 74

7. Here you discuss your number of customers with over $250,000 and $1,000,000 of
       ARR as of July 31, 2024. Elsewhere you disclose that you had over 2,800 customers as of July 31, 2024. In order to provide more context for the disclosures about your number of customers, please revise to disclose your total number of customers and your number of customers at each ARR level as of the end of each financial statement period included in your registration statement.
Key Business Metrics, page 76

8. Regarding your calculations of Annual Recurring Revenue and SaaS Annual Recurring Revenue, please disclose the extent the disclosed metrics reflect revenue
       from expired contracts.
Non-GAAP Financial Measures
Adjusted Operating Income and Adjusted Operating Margin, page 81

9. Please disclose here and in Note 11 the nature of the services provided under the advisory services agreement with an affiliate of Thoma Bravo. Tell us and disclose if it is reasonably likely you will receive similar services in the future. Explain to us your consideration of Item 10(e)(1)(ii)(B) of Regulation S-K.
 October 10, 2024
Page 3

Unlevered Free Cash Flow, page 82

10. Remove from the calculation of your non-GAAP liquidity measure all adjustments that were settled in cash. We refer you to Item 10(e)(1)(ii)(A) of Regulation S-
       K which prohibits excluding charges or liabilities that required, or will require, cash settlement, from non-GAAP liquidity measures.
11. Revise the adjustment "Cash paid for interest, net of taxes," to present it on a gross basis along with a separate adjustment for income taxes. Refer to the guidance in
       Question 102.11 of the Division's C&DIs on non-GAAP financial measures. Results of Operations, page 85

12. We note the non-GAAP presentation and discussion of combined results for the combined period ended January 31, 2023, that appears to reflect unadjusted sums of results of operations of the Predecessor period from February 1, 2022 through
       August 15, 2022, and the Successor period from August 16, 2022 to January 31, 2023.
       We further note your disclosure that this combination does not comply with Article 11 of Regulation S-X. If you determined that a supplemental discussion in MD&A based on pro forma financial information is appropriate, then the pro forma financial information may be presented in a format consistent with Article 11 of Regulation S-
       X. Such pro forma financial information should not be discussed in isolation in
       Management's Discussion and Analysis or presented with greater prominence than the discussion of the historical financial statements required by Item 303 of Regulation S-
       K. Please revise here and throughout the filing.
Comparison for Fiscal 2023 and Fiscal 2024, page 88

13. We note while revenues increased in 2024 your subscription gross profit margin and total gross profit margin declined. Please discuss any underlying cause and indicate if this represents a trend that could impact future results. In this regard, please describe in accordance with Item 303(b)(2)(ii) of Regulation S-K any known trends or uncertainties that have had and/or are reasonably likely to have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.
Technology, page 120

14. Please expand your disclosure to specifically address how Identity Cube is used in
       conjunction with the company   s other solutions. Specifically, clarify
whether it is
       available to customers who use Security Cloud and/or IdentityIQ.
General

15. We note that you use artificial intelligence (AI) and automation throughout your platform to enhance decision-making and accelerate risk detection. Please revise to:
           disclose whether the algorithms used in your products and services are proprietary or open-source; and
           describe how you validate these algorithms and any processes by which you attempt to mitigate algorithmic hallucinations.
 October 10, 2024
Page 4
16. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Rule 163B of the
       Securities Act, whether or not they retain copies of the communication.

        Please contact Joseph Kempf at 202-551-3352 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Mitchell Austin at 202-551-
3574 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Bradley Reed